February 24, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:    TEGNA Inc.
              Soliciting Materials filed pursuant to Rule 14a-12
              Filed February 20, 2020 by Standard General L.P., et al. File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filing and your response to our comment letter dated February 14, 2020. We have the following comments.

1. Refer to comment 1 in our prior comment letter and your response dated February 14, 2020.
   We note your undertaking to provide disclosure addressing how the ownership, or lack thereof, of TEGNA shares by your nominees will affect the alignment of interests of those nominees with TEGNA shareholders. Please confirm again you will do so in future filings.

2. With a view toward revised disclosure in future filings, tell us how you determined that
   TEGNA's Board is "entrenched." We note that TEGNA has added six new independent directors over the past five years.

3. Provide us with support for your characterization of TEGNA as a "perennial underachiever"
   and for your assertion that "TEGNA has campaigned energetically - and wastefully - in defense of a long-term track record of underperformance." For example, tell us, with a view toward additional disclosure in future filings, against what baseline you are comparing to.

4. Please refer to the following assertion: "the incumbent TEGNA Board and management team spent in excess of $6 million of shareholders' money in Q4 2019 alone--and are poised to spend millions more in 2020..." Provide us with the factual foundation in support of the cited assertion and advise us how Standard General became aware of TEGNA's future spending.

5. Provide the basis for your assertion that "[s]hareholders deserve a detailed accounting of exactly how this money is being spent." For example, address whether any requirement under federal or state law applies to this assertion. Additionally, this statement seems to imply that shareholders currently do not have the means to consider TEGNA's spending. In
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
February 24, 2020
Page 2

    your response, clarify your belief as to whether such spending is reflected in TEGNA's financial statements.

6. As a foundation for one of your assertions, you refer to "Apollo's interest in acquiring
   TEGNA..." It is our understanding that neither TEGNA nor Apollo have followed through with a proposal for such a transaction. In future filings, please provide this additional context when referencing TEGNA's discussions with Apollo.

                                               *   *   *

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions